UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,

par value $0.02 per share

(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 125,506
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 125,506

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 787,631
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 787,631

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 850,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

Meridian and the other Reporting Entities have previously made the following filings (the “Prior Filings”):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech’s strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian’s valuation model forecasts Cyanotech’s retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian’s May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board’s renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholder meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF “group”
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, “parking” and Davis/RSF “group”
Amendment No. 8	October 18 2016	Davis and RSF “spiritual” alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and “group” at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis’ attempt to side-step Section 4943 of the Internal Revenue Code by “parking” shares with RSF
Amendment No. 12	February 15, 2017	Discussion of Meridian’s decision to drop Cyanotech from the ongoing litigation in order to protect shareholders from bearing the cost of defending Davis’ actions
Amendment No. 13	August 1, 2017

Review of the status of litigation relating to Davis’ alleged federal securities reporting violations, and discussion of a potential “secret agenda” being pursued by the long-secret partners, Davis and RSF.

Amendment No. 14	February 14, 2018	Review of Cyanotech’s great potential yet poor performance under the leadership of its Chairman, Michael Davis
Amendment No. 15	October 29, 2018	Meridian withdraws litigation now that facts are out in the open; need for SEC to take action to protect public markets
Amendment No. 16	October 31, 2018	Analysis of the series of events that led Davis/RSF to create and conceal their secret “group” for controlling Cyanotech
Amendment No. 17	November 6, 2018	Discussion of likely Davis/RSF secret Rudolf Steiner-inspired anti-growth control agenda for Cyanotech

The following supplements the information provided in the Prior Filings.

Secret Anti-Growth Agenda at Cyanotech?

In its last filing, Amendment No. 17, Meridian examined the evidence suggesting that one of the reasons the control “group” at Cyanotech, composed of the company’s chairman and largest shareholder, Michael Davis and the company’s second largest shareholder, Rudolf Steiner Foundation (“RSF”), long concealed their very close collaborative relationship in apparent violation of the Securities Exchange Act of 1934 (the “1934 Act”), was their understanding that Cyanotech’s outside shareholders would likely be alarmed by the Rudolf Steiner-inspired anti-growth and anti-Wall Street philosophies lying at the heart of the Davis/RSF relationship.

In the Prior Filings, Meridian has referred to a pattern of “inexplicable and unexplained” actions taken by the company that seem motivated by something utterly different than what one would expect at a public and for-profit company.  This includes the company’s history of terminating the employment of two objectively successful CEOs, Andrew Jacobson and Brent Bailey, and the company’s refusal to engage in any way with Meridian, including when Meridian offered to provide growth capital to help the company expand its production of astaxanthin.

The graphic below highlights the CEO tenures of Jacobson and Bailey and how their efforts twice lifted the company off the baseline stock performance level that has otherwise existed during the Davis era (Davis has been on the board of directors from 2003 to 2018).  Both of these CEO tenures ended with an “inexplicable and unexplained” termination, with that event followed by the company’s stock declining back to the prior baseline level.

In Amendment No. 17, Meridian explained the “virtuous circle” that may be part of the strategy Davis/RSF have used to maintain their control over the company:

1.Davis/RSF want to retain control over Cyanotech in order to enforce their anti-growth agenda

2.The lack of growth and the company’s “anti-IR” policies dissuade new investor interest

3.The lack of investor interest allows Davis/RSF to remain in control of the company

In the Prior Filings, Meridian has explained that Cyanotech’s future potential is dependent upon it increasing the production of astaxanthin necessary to maintain its current global #1 consumer brand position. As shown by the graphic below, however, since the departure of former CEO Bailey in early 2016, the company’s revenue has stalled, and perhaps reversed.

There are several reasons why it is surprising that Cyanotech’s revenue has not continued to grow over the last several years:

•Cyanotech has steadily shifted from lower-margin wholesale sales to higher-margin and thus higher revenue retail sales

•The company’s largest customer, Costco, still has not completed its national rollout of astaxanthin

•Meridian believes that demand for Cyanotech’s products still far outstrips supply

•Other producers of astaxanthin years ago developed methods for efficient and consistent astaxanthin production, this has provided Cyanotech with ample demonstration on ways to increase its own production

It is Easy to See the Problem

Most Cyanotech shareholders have likely seen the specular aerial photos of Cyanotech’s algae farm on the Big Island of Hawaii, and the row after row of race track-style ponds.  Most of the farm’s 90 acres remains dedicated to producing the company’s original product, spirulina.  The ponds dedicated to astaxanthin are on the southern end of the property, with a complex of varying-sized ponds that are used to “scale-up” each production batch of haematococcus pluvialis before the final astaxanthin reddening process is achieved in the largest ponds.

Using Google Earth’s time slider function (available on the application, but not the website), anyone can review historic satellite images of Cyanotech’s farm and observe that sometime between October 18, 2013 and August 8, 2014, the company began reducing the size of its large astaxanthin reddening ponds.  Where there was once one large pond, there became space for two smaller ponds.  By December 19, 2014, this process was well underway and by August 22, 2016 all the astaxanthin ponds had been cut in half.

Initially, the company did the obvious, placing two ponds where there had formerly been one.  But, by using the time slider function on Google Earth, one observes that Cyanotech has been extremely slow in completing the project.  The August 22, 2016 image shows six large sections of farm previously used to produce astaxanthin were sitting undeveloped and unused.  The latest image, from May 15, 2018, shows five large sections still sitting unused. Using Microsoft’s Bing Maps website, which includes a tool for measuring distances, we determine that the largest empty space, the square area at the southeast corner of the property marked with an “A” on the picture below, measures 64x68 meters in size, or 4352 square meters. That one area represents 1.075 acres of extremely-valuable production space that has sat unused since some point in 2014.

What possible explanation could Cyanotech have for allowing so much valuable land to sit unused while the company continues to suffer from a shortage of supply? Meridian can only imagine two. The first possible explanation is that the company’s board of directors and management are purposely holding back astaxanthin production. The second possible explanation is that the company would utilize the land, but lacks the funds necessary to complete the pond re-sizing project and therefore has let the land sit idle (for multiple years) while awaiting the day when the company’s operations have generated sufficient funds to complete the project.  Either of these two explanations would likely get any manager or director of any normal and responsible for-profit company summarily fired – the company’s outside shareholders quite reasonably expect the company to pursue growth opportunities and Meridian has for years now, held open an offer to provide the capital necessary for the company to increase astaxanthin production.

But it Gets Worse

Reviewing images of Cyanotech’s Kona facility available on three different websites maintained by each of Google, Microsoft and NASA, Meridian observed that in addition to the substantial amount of available production acreage no longer being used, an alarming number of the ponds dedicated to the production of astanxanthin are commonly empty (empty ponds appear whitish/yellow rather than green or red).  Meridian next obtained aerial photographs from commercial aircraft flying into and out of Kona airport – note the alarming number of empty ponds.

April 2018 – majority of astaxanthin ponds empty

July 2018 – approximately half of astaxanthin ponds empty

Meridian’s Interpretation

Four years ago, when Meridian first became aware of Cyanotech, the company was diligently working to find solutions to improve its astaxanthin production capabilities.  Given the relatively flat revenue generated by the company over the last several years, one can surmise that the company’s astaxanthin production has remained essentially unchanged.  This despite (i) the company no longer utilizing a significant portion of its former astaxanthin production acreage and (ii) the apparent chronic failure of the company to make effective use of the ponds that are available for production.

One possible explanation is that Cyanotech’s production capabilities have significantly improved, but the company has idled large portions of its production capacity in order to prevent astaxanthin supply from increasing – and the company’s revenues from growing.

Would a company really do such a thing?  Purposely (and secretly) restrict growth?  Meridian believes it possible that a company dominated by Michael Davis would.  This would be just the latest “inexplicable and unexplained” event for the company.  And, as discussed in Amendment No. 17 and by the “virtuous circle” discussion above, limiting growth is both consistent with the Rudolf Steiner-inspired ideas of Davis/RSF and has the benefit of making Cyanotech unattractive to outside investors that could emerge to threaten Davis’ continued control over the company.

Can You Believe it Gets Even Worse?

Last week, on October 31, 2018, Meridian filed its Amendment No. 16, which included the following:

“When Meridian offered to provide growth capital funds, its offers were ignored. Executives that pursued the growth opportunities that attracted Meridian as an investor were fired.  Directors Meridian believed would insist upon good governance suddenly resigned.” (emphasis added)

This week, on November 6, 2018, Cyanotech filed a Form 8-K reporting the material news that the company’s chief operations officer (“COO”), the executive that was specifically hired to improve the company’s production capabilities, had been removed from his position with the company.  If Meridian’s interpretation above is correct, this is the person that directed improvements allowing Cyanotech to maintain its prior level of astaxanthin production despite the apparent significant decrease in utilization of available production assets.

Did the fired COO attempt to whistle-blow the company’s “inexplicable” underutilization of production assets?  Was the COO fired for being too persistent in advocating Cyanotech pursue its long-awaited growth opportunities?

Of course, as is its persistent practice, Cyanotech provided no explanation for its latest termination of a highly-regarded executive that appears to have successfully performed the job for which he was hired.  While it has not researched the topic, Meridian would not be surprised to learn that Cyanotech’s now former COO was approaching a material vesting date on his stock options – firing an executive just prior to such vesting dates is something the company has been observed doing repeatedly with senior executives.

The situation at Cyanotech would be comical if it were not so tragic.  The more interest outsiders such as VitaeLab AG and Meridian take in the business, the more drastic action the company’s insiders appear willing to take to choke off growth and thereby eliminate the basis for that outside shareholder interest.  As detailed in Prior Filings, Meridian has researched and believes it understands the motivations of Davis/RSF in these apparent value-destroying practices.  But what can explain the idleness or collaboration of the company’s other board members?  Are they complicit in the apparent Davis/RSF anti-growth and anti-Wall Street agenda?

Meridian believes that its multi-year effort to investigate and expose the Davis/RSF secret agenda shows that Meridian is the true fiduciary stalwart of Cyanotech’s shareholders.  The best way for Cyanotech’s directors to declare and demonstrate their independence from Cyanotech’s sad record and the private agenda of Michael Davis would be to welcome Meridian into the company in order to address and fix the overwhelming fiduciary and governance failings long seen and now increasingly understood.

Meridian welcomes a dialog with any Cyanotech director or any Cyanotech shareholder that is interested in pursuing the wholesale reform desperately needed at the company.  Please contact us at moreredalgae@meridianohc.com.

FORWARD-LOOKING STATEMENTS

This filing contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian’s beliefs about Cyanotech’s prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech’s actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech’s board of directors and management, Cyanotech’s inability to overcome its production problems and other risks, some of which may be unknown. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director